TCF Law Group PLLC

101 Federal Street, Suite 1900

Boston, MA 02110

August 27, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rain Enhancement Technologies Holdco, Inc.
Rain Enhancement Technologies, Inc.
Confidential Submission of Draft Registration Statement on Form S-4
CIK No. 0002028293

Ladies and Gentlemen:

On behalf of our clients, Rain Enhancement Technologies Holdco, Inc. and Rain Enhancement Technologies, Inc. (together, the “Co-Registrants”), we hereby confidentially submit a draft Registration Statement on Form S-4 (the “Registration Statement”) of the Co-Registrants as “emerging growth companies” pursuant to Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement. The Form S-4 is being filed in connection with the business combination between the Co-Registrants and Coliseum Acquisition Corp.

The Co-Registrants undertake to publicly file the Registration Statement and its non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Co-Registrants have omitted from this confidential submission certain unaudited interim financial information and unaudited pro forma financial information relating to Rain Enhancement Technologies, Inc. and Coliseum Acquisition Corp. for the fiscal periods ending June 30, 2024, because they reasonably believe that such financial information will not be required to be included in the Registration Statement at the time of the contemplated offering. The Co-Registrants undertake to include all required financial information, including those listed above, upon their availability, prior to the public filing of the Registration Statement.

If you have any questions regarding this confidential submission, please do not hesitate to contact me at (617) 848-9250 or sdoyle@tcflaw.com.

Very truly yours,

/s/ Stephen J. Doyle

Stephen J. Doyle
Partner